UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

http://www.sec.gov

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

ENCOUNTER TECHNOLOGIES, INC.

(Name of Registrant)

4100 West Flamingo Road

Suite 2750

Las Vegas, Nevada 89103-3949

(Address of Principal Business Office)

(702) 546-6480

(Telephone Number)

Securities Counselors, Inc.

1333 Sprucewood Lane

Deerfield, Illinois 60015-4771

(Name and Address of Agent for Service of Process)

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: No [X]

- Advice of Forward-Looking Statements -

There are various sections of this Notification that contain "forward-looking statements" within the meaning defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Registrant uses words such as "believe", "intend", "expect", "anticipate", "plan", "may", "will", and similar expressions (in either their singular or plural forms) to identify forward-looking statements. All forward-looking statements, including, but not limited to, projections or estimates concerning the Registrant's former business or future plan of operations, including demand for its products and services, mix of revenue streams, ability to control and/or reduce operating expenses, anticipated operating results, cost savings, product development efforts, general outlook of its business and industry, its business, competitive position, adequate liquidity to fund its operations, and meet its other cash requirements, are inherently uncertain as they are based on the expectations of the Registrant's management and assumptions concerning any such future events. These forward-looking statements are subject to numerous known and unknown risks and uncertainties. You should not place undue reliance on these forward-looking statements. The Registrant's actual results could differ materially from those it predicts and conveyed by its use of such forward-looking statements for many reasons. All forward-looking statements in this Notification are made as of the execution date hereof, based on information available to the Registrant (taking into consideration that certain information is unknown or not available to the Registrant) as of the date hereof.

BASIS OF PRESENTATION; EXPLANATORY NOTES.

This is a Notification Of Registration Filed Pursuant To Section 8(A) Of The Investment Company Act Of 1940 ("Notification") by Encounter Technologies, Inc., a Colorado corporation, formerly fictitiously doing business as Carnegie Investments Corp., a Colorado corporation, and by and through its known current and former subsidiaries CyberCastingCorp.com, formerly a Nevada corporation, CybAirCorp, formerly a Nevada corporation, Encounter Technologies, Inc., formerly a Florida corporation, Entertainment Cruises International, Inc., Camera Crew Inc., formerly a Florida corporation, RTR Media Inc., formerly a Florida corporation, and Anglers Construction, Inc., formerly a New York corporation (the "Registrant", the "Company", "we", "us", "our", "ourselves", or "ours") (this "Notification").

THIS NOTIFICATION IN ITSELF DOES NOT CONSTITUTE A REGISTRATION STATEMENT.

We will further discuss the status of our dormant and newly-formed subsidiaries and provide you with summary information pertaining to its identity and securities, respectively, under Item 3, Item 9, and elsewhere in this Notification.

For interpretative purposes respective to our responses in this Notification and in any subsequent amendment to this Notification or in any further registration statement or amendment thereto, we consider ourselves to be a "small business", as that term is defined in in 17 CFR 230.157.

INVESTMENT IN ANY SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS COMPANY UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE REGISTRANT AND THE TERMS OF ANY OFFERING BY IT MADE, INCLUDING THE MERITS AND RISKS INVOLVED. THE COMPANY'S SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR OF THE COMPANY'S RESPONSES HEREUNDER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS NOTIFICATION DOES NOT CONTAIN ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING ITS SECURITIES, AND NO PERSON SHALL MAKE DIFFERENT STATEMENTS TO THE CONTRARY. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION SET FORTH IN THIS NOTIFICATION AS THE INFORMATION PRESENTED HEREIN IS INCOMPLETE AND MUST BE CONTAINED IN A SUBSEQUENT REGISTRATION STATEMENT.

THE MINIMAL INFORMATION CONTAINED IN THIS NOTIFICATION IS CORRECT AS AT NOVEMBER 21, 2017. THE DELIVERY AND PUBLICATION OF THIS NOTIFICATION DOES NOT IMPLY THAT THE INFORMATION WILL BE CORRECT ON ANY DATE AFTER THE ACTUAL DATE THIS NOTIFICATION IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UNLESS ANY SUCH FURTHER UNDERTAKINGS ARE ACCURATELY STATED ELSEWHERE IN THIS NOTIFICATION.

THIS NOTIFICATION BY ITSELF DOES NOT CONSTITUTE A REGISTRATION STATEMENT OF ANY OF THE COMPANY'S SECURITIES. THE COMPANY MUST FILE A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR THE INVESTMENT COMPANY ACT OF 1940 WITH THE SECURITIES AND EXCHANGE COMMISSION WITHIN 90 DAYS FROM THE DATE HEREOF. CONSEQUENTLY, YOU SHOULD WAIT TO INVEST IN US UNTIL YOU READ THE REGISTRATION STATEMENT TO UNDERSTAND OUR CURRENT BUSINESS, PLAN OF OPERATIONS, AND THE SIGNIFICANT RISKS THAT EXIST TO OUR SHAREHOLDERS AND INVESTORS.

THERE CAN BE NO ASSURANCE

THAT THE SECURITIES AND EXCHANGE COMMISSION WILL ACCEPT

AND MAKE EFFECTIVE ANY REGISTRATION STATEMENT WE FILE.

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FAILURE BY THE COMPANY TO TIMELY FILE A REGISTRATION STATEMENT

REQUIRED BY SECTION 8(B) OF THE ACT:

Rule 8b-5 provides that an investment company shall file a registration statement with the Commission within three months after the filing of notification of registration under Section 8(a) of the Act. In addition, the rule provides that if the fiscal year of such company ends within the three-month period, its registration statement may be filed within three months after the end of such fiscal year. Unless an application for an extension of time pursuant to Rule 8b-25 is granted, a registrant’s failure to comply with Section 8(b) and Rule 8b-5 thereunder may result in immediate Commission action either to revoke registration under the Act pursuant to Section 8(e) or to institute deregistration proceedings on its own motion pursuant to Section 8(f) of the Act.

When any registrant (1) indicates in Item 9(e) that its outstanding securities are held by fewer than 100 beneficial owners, (2) fails to comply with Rule 8b-5, and (3) fails to file a registration statement under the Securities Act of 1933 with respect to a proposed public offering within 90 days after the filing of Form N-8A or has withdrawn any such registration statement filed within such 90-day period, the Commission may use such information as the basis for a decision that such registrant has abandoned its intentions of engaging in business as an investment company. Such a determination may be used as a basis for a finding by the Commission that such registrant has ceased to be an investment company and for an order, pursuant to Section 8(f) of the Act, declaring that the registration of such registrant shall cease to be in effect.

FORM N-8A

ENCOUNTER TECHNOLOGIES, INC.

The Registrant is Encounter Technologies, Inc., a Colorado domestic, for-profit corporation in good standing (Colorado State Corporate Identification No. 19871676075) (Securities and Exchange Commission Central Index Key 0001109697) (Internal Revenue Service Federal Employer Identification Number 84-1027606).

We were organized and formed in Colorado on June 4, 1986 (although, upon Colorado converting from a paper system to an electronic system, the Colorado Secretary of State's Office incorrectly input our incorporation as having occurred in 1987, rather than in 1986; thus, the explanation for the incorrect year prefix on our Colorado State Identification Number).

Initially, upon our formation and organization in Colorado as a domestic, for-profit corporation, we were named "Sure Hair, Inc.". Thereafter, due to the elections made by our former principal shareholders, former officers, and former boards of directors, respectively, which were the result of variations to our numerous former plans of operations throughout the past 31 years, we changed our name on seven subsequent dates to reflect the further changes to our corporate names, as follow:

•	On April 26, 1991, we filed a fictitious business name statement with the Colorado Secretary of State's Office to state that we were fictitiously doing business as "Carnegie Investments Corp.".
•	On September 3, 1997, we amended our Articles of Incorporation to change our name to "Palmer Medical, Inc.".
•	On February 3, 1999, we amended our Articles of Incorporation to change our name to eDatenow.com, Inc."
•	On June 1, 1999, we amended our Articles of Incorporation to change our name to "Encounter.com Inc.".
•	On November 19, 2009, we amended our Articles of Incorporation to change our name to "Encounter Technologies, Inc.". (The Colorado Secretary of State's Office incorrectly accepted two amendments, posted on different dates, the first being on November 19, 2009, and the second being on December 4, 2009, to reflect our name change to "Encounter Technologies, Inc.".)
•	On September 28, 2011, we amended our Articles of Incorporation to change our name to "Encounter Development Technologies, Inc.".
•	On April 4, 2014, with the prior approval and consent of the Colorado Division of Banking, we amended our Articles of Incorporation to change our name to "National Properties Trust".
•	On April 24, 2017, we amended our Articles of Incorporation to change our name to "Encounter Technologies, Inc.".

Up to and until September 15, 2013, we were generally engaged, by and through certain of then our numerous subsidiaries, in the business of providing end-to-end technologies and online marketing services, to include the design, build, hosting, and offering online marketing support to individuals and businesses. We specialized in social media, video technology, and online entertainment web solutions. When we provided our products and services to businesses, we utilized pre-built applications to provide the platforms on which to base web solutions for businesses seeking to utilize video technology to increase online collaboration and interaction.

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Our present plan of operations, as of the date of this Notification, is to acquire one or more companies, the securities of which are quoted and traded over-the-counter or on a national or regional exchange; then, to develop certain retail foodservice and hospitality properties and to own office buildings (and to let the same) in the publicly traded companies, for which we shall serve as a holding company. (Presently, we are under contract to acquire a number of select properties in the Intermountain and Southwestern United States, however, our statement in this regard must be qualified by being stated in our registration statement.) (In this regard, please read our advice on forward-looking statements on the cover of this Notification.)

The mailing address we use as our principal executive office is 4100 West Flamingo Road, Suite 2750, Las Vegas, Nevada 89103-3949. We use our mailing address under an at-will, month-to-month rental agreement. The telephone number associated with our principal executive office is (702) 546-6480, which telephone number is maintained by our president for our exclusive use.

We own the domain "enticolorado.com" and our website is positioned at http://www.enticolorado.com; however, our website is under construction as of the date of this Notification. If you are interested in contacting us over the Internet, you may do so by sending an e-mail to our chief executive officer at rshudson@enticolorado.com, or you can call Mr. Hudson by telephone.

We do not presently employ an investor and/or public relations firm; however, time-permitting, following our expectation of implementing our current plan of operations, we will in due course reply to any inquiry you submit to us by contacting us at the above listed e-mail address. (In this regard, please read our advice on forward-looking statements on the cover of this Notification.)

Based on our current plan of operations, we consider ourselves to be a closed-end, non-diversified management company that shall serve as a holding company for publicly traded companies that we will control. (In this regard, please read our advice on forward-looking statements on the cover of this Notification.) Moreover, following the effective date of our registration statement, we will elect to become a "business development company" as that term is defined in the Investment Company Act of 1940.

We do not presently employ an investment adviser.

Our corporate affairs are managed by our board of directors. Presently, the sole member of our board of directors is our president, chief executive officer, and control shareholder, Randolph S. Hudson. We do not have any sponsors, trustees, or custodians for our securities.

The name of the individual who currently serves as our President, Chief Executive Officer, Secretary, Treasurer, and Director is Randolph S. Hudson. Mr. Hudson's mailing address is the same as that of the Company's.

Our securities of record are currently held by approximately 1,228 persons. We do not regulate the purchase and sale of our common voting equity securities, as the same are publicly traded and quoted over-the-counter on Link ATS, which is owned and managed by OTC Markets Group, Inc. Our securities are available for purchase and for sale by the public-at-large, at will, without any intervention or solicitation on our part, and are quoted under the symbol "ENTI" (US.ENTI.PK). As of the date of this Notification, with the exception of the registration of our securities, we are not conducting any further offering of our securities; however, as time progresses, depending on our capital requirements, we may conduct a coordinated and qualified offering under Regulation CF or Regulation A that will preempt the registration of our securities.

We do not employ an underwriter to market our securities.

We intend to register our securities under either the Securities Act of 1933 or the Investment Company Act of 1940, as the same is required by this Notification.

As of the date of this Notification, we issued 14,740,350,085 shares of our common stock, par value $0.001 per share. In accordance with our Articles of Incorporation, as amended, we are authorized to issue 30 billion shares of common stock. In addition to our common stock, we are authorized to issue 75,000,000 shares of Series A Preferred Stock. As of the date of this Notification, we issued a certificate for 50,000,000 shares of our Series A Preferred Stock to Randolph S. Hudson, our sole officer and director. Mr. Hudson purchased these shares on February 20, 2017. (Mr. Hudson filed the requisite stock ownership statement in accordance with Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the Investment Company Act of 1940 with the Securities and Exchange Commission to indicate his ownership of his control shares in us. Mr. Hudson, by his ownership of his shares of our Series A Preferred Stock, is our control shareholder. His Series A Preferred Stock shares entitle him to preferential voting rights over all voting matters corporate.) Lastly, we are authorized to issue 80,000,000 shares of Series B Preferred Stock of which 24,757,000 shares are issued and outstanding as of the date hereof.

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On or about the date we file this Notification, we will be filing a preliminary Schedule 14C Information Statement with the Commission to indicate that our control shareholder is acting by written consent to effect a number of corporate actions; namely, (a) to authorize a [non-bankruptcy] reorganization within the State of Colorado in accordance with the applicable provisions of IRS Code 368(a) et seq. and the Colorado Business Corporation Act; (b) to authorize a split down of our common stock at the ratio of 15,000:1; (c) to change our certifying accountant; (d) to convert the shares owned by the holders of our Series B Preferred Stock to shares of our common stock, then, to restate our Articles of Incorporation to eliminate our authority to issue Series B Preferred Stock, and (e) to transact any other business deemed necessary or advisable to further the Company's business and affairs to serve the best interests of the Company and its shareholders.

The CUSIP Identifier associated with our common stock is 29259J303. Our stock transfer agent is Pacific Stock Transfer Co. located at 6725 Via Austi Parkway, Suite 300, Las Vegas, Nevada 89119. Pacific's phone number is (702) 361-3033 and its website is http://www.pacificstocktransfer.com.

With the singular exception of Cede & Co., there are no persons that own or hold of 10% (ten percent) or greater in percentage number of shares of our common stock. Randolph S. Hudson, our sole officer and director, by his ownership of 50,000,000 shares of our Series A Preferred Stock, has voting control over any class or series of our common stock and preferred stock. Mr. Hudson, directly or indirectly, has never owned any shares of our common stock.

On or beyond 10 days prior to the date of this Notification, 10% (ten percent) or greater of our securities are held in street name for shareholders by Cede & Co. We estimate that, of the 14,740,350,085 shares of our common stock that are issued, 13,349,672,064 shares are in the public float. As of November 24, 2017, the market value of our common stock is $1,474,035.

Based on information and belief, our total assets are $3,544,605. (This sum is subject to a confirmation by a qualified accounting of the company's statements of financial condition.)

We do not intend to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

We have not delivered a relevant periodic report to our securityholders for over six years. The information in our most recent periodic report is considerably outdated and does not contain any current information or an accurate record of our recent corporate developments.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of registration to be duly signed on its behalf in the City of Las Vegas and the State of Nevada on the twenty-fourth day of November 2017.

ENCOUNTER TECHNOLOGIES, INC.,

a Colorado corporation ("Registrant")

/s/ Randolph S. Hudson

By:       Randolph S. Hudson

Its:       President

ATTEST:

/s/ Randolph S. Hudson

By: Randolph S. Hudson

Its: Secretary

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